Exhibit (a)(4)(iii)
     The following is the text of the website that is being maintained at http://www.dfking.com/generalcable in connection with General Cable Corporation’s offer to exchange its newly issued Subordinated Convertible Notes due 2029 for its outstanding 1.00% Senior Convertible Notes due 2012.
     Final Update: 4:30 p.m., New York City time, on December 11, 2009
Definitive Average VWAP and Definitive Initial Conversion Terms for General Cable Corporation Exchange Offer
     On October 27, 2009, General Cable Corporation (the “Company”) commenced an offer to exchange its new Subordinated Convertible Notes due 2029 for its outstanding 1.00% Senior Convertible Notes due 2012. On December 11, 2009, the Company determined the definitive average VWAP (as defined in the prospectus relating to the exchange offer (the “Prospectus”)). Set forth below are the definitive average VWAP, the resulting definitive initial conversion price and the resulting definitive initial conversion rate per $1,000 principal amount of the Subordinated Convertible Notes due 2029 issuable in the exchange offer, calculated as described in the Prospectus.

Definitive Average VWAP:	$29.1412
Resulting Definitive Initial Conversion Price:	$36.75
Resulting Definitive Initial Conversion Rate:	27.2109
     The exchange offer, which was scheduled to expire at midnight, New York City time, on December 11, 2009, will now expire at midnight, New York City time, on December 15, 2009, unless further extended or earlier terminated. Further information regarding the exchange offer can be found using the links below. Any changes in the market price of the Company's common stock during these additional days of the exchange offer will not affect the initial conversion price or the initial conversion rate.
[Link to Prospectus]
[Link to Letter of Transmittal]
[Link to Notice of Withdrawal]
[Link to Extension Press Release (November 10, 2009)]
[Link to Extension Press Release (December 11, 2009)]
Rule 425 Legend
Non-Solicitation
     This disclosure shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information
     In connection with the exchange offer, General Cable Corporation has filed a registration statement (including the Prospectus) on Form S-4 (File No. 333-162688), as amended, and a tender offer statement on Schedule TO, as amended, with the SEC. Holders of its 1.00% Senior Convertible Notes due 2012 are urged to read the Prospectus, the Schedule TO and any other relevant documents, because they contain important information about General Cable Corporation and the exchange offer. The Prospectus is being sent to holders of the 1.00% Senior Convertible Notes due 2012. The Prospectus and the other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at http://www.sec.gov. These documents can also be obtained free of charge from General Cable Corporation upon written request to General Cable Corporation, Vice President of Investor Relations, 4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753, or by calling (859) 572-8000.